Exhibit 96.2

SLICK ROCK URANIUM PROJECT

INITIAL ASSESSMENT

US SEC Subpart 1300 Regulation S-K Report

San Miguel County, Colorado, USA

ANFIELD ENERGY INC.

PREPARED BY:

BRS INC

1130 Major Ave

Riverton, WY 82501

USA

PREPARED FOR:

ANFIELD ENERGY INC

2005-4390 Grange St.

Burnaby, BC V5H 1P6

CANADA

Qualified Person(s)

BRS INC

Authors:

Douglas L. Beahm, P.E., P.G.

Carl Warren, P.E., P.G.

June 12, 2025

TABLE OF CONTENTS	Page #

1.0 EXECUTIVE SUMMARY	1-1
1.1 Interpretations and Conclusions	1-2
1.2 Recommendations	1-3
1.3 Risks	1-4
2.0 INTRODUCTION	2-1
2.1 Registrant	2-1
2.2 Terms of Reference	2-1
2.3 Information Sources and References	2-2
2.4 Inspection on the Project by Each Qualified Person	2-2
2.4.1 QP Qualifications	2-3
2.5 Previous Technical Report Summaries	2-3
3.0 PROPERTY DESCRIPTION	3-1
3.1 Property Description and Location	3-1
3.2 Mineral Rights	3-2
3.3 Surface Rights	3-2
3.4 Mineral Exploration Permit Requirements	3-2
3.5 Environmental Liabilities	3-2
4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFASTRUCTURE AND PHYSIOGRAPHY	4-1
4.1 Physiography	4-1
4.2 Accessibility	4-1
4.3 Climate	4-2
4.4 Infrastructure and Local Resources	4-2
5.0 HISTORY	5-1
5.1 Slick Rock Project History	5-1
5.2 Past Production	5-2
6.0 GEOLOGICAL SETTING AND MINERALIZATION	6-1
6.1 Regional Geology	6-1
6.2 Structure	6-1
6.3 Stratigraphy	6-2
6.4 Mineralization	6-4
6.5 Local Geology	6-7
7.0 EXPLORATION	7-1
7.1 Anfield Exploration	7-1
7.1.1 Previous Exploration	7-1
7.1.2 Qualified Person’s Interpretation of the Exploration Information	7-3

7.2 Core Data	7-3
7.3 Hydrogeology	7-3
7.4 Geotechnical Testing	7-3
8.0 SAMPLING PREPARATION, ANALYSES, AND SECURITY	8-1
9.0 DATA VERIFICATION	9-1
9.1 Drill Data	9-1
9.2 Drill Hole Locations	9-1
9.3 Qualified Person’s Opinion on Data Adequacy	9-1
10.0 MINERAL PROCESSING AND METALLURGICAL TESTING	10-1
11.0 MINERAL RESOURCE ESTIMATES	11-1
11.1 Definitions	11-1
11.2 General Methodology	11-1
11.3 Commodity Price	11-3
11.4 Reasonable Prospects for Economic Extraction and Cutoff Criteria	11-4
11.5.1 Site Infrastructure	11-6
11.5.2 Mining Methods	11-6
11.5.3 Mineral Processing	11-7
11.5.4 Environmental Compliance and Permitting	11-7
11.6 Confidence Classification of Mineral Resource Estimate	11-8
11.7 Mineral Resource Statement	11-8
11.7.1 Risk Factors That May Affect the Mineral Resource Estimate	11-8
11.7.2 QP Opinion on the Mineral Resource Estimate	11-9
11.7.3 Mineral Resource Summary	11-9
11.8 Mineral Resource Figures	11-11
12.0 MINERAL RESERVE ESTIMATES	12-1
13.0 MINING METHODS	13-1
14.0 PROCESSING AND RECOVERY METHODS	14-1
15.0 INFASTRUCTURE	15-1
16.0 MARKET STUDIES	16-1
17.0 ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS	17-1
18.0 CAPITAL AND OPERATING COSTS	18-1
19.0 ECONOMIC ANALYSIS	19-1
20.0 ADJACENT PROPERTIES	20-1
21.0 OTHER RELEVANT DATA AND INFORMATION	21-1
22.0 INTERPRETATION AND CONCLUSIONS	22-1
22.1 Conclusions	22-1
22.2 Risks and Opportunities	22-1

23.0 RECOMMENDATIONS	23-1
23.1 Phase 1	23-1
23.2 Phase 2	23-2
24.0 REFERENCES	24-1
25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	25-1
26.0 DATE AND SIGNATURE PAGE	26-1

LIST OF FIGURES	PAGE #

Figure 3.1 - Slick Rock Ownership and Claim Map	3-1
Figure 4.1 - Slick Rock Access Map	4-1
Figure 4.2 - Slick Rock Climate Summary	4-2
Figure 5.1 - 2006-2008 Borehole Map	5-2
Figure 6.1 - Slick Rock Structural Geology Map (from Williams, 1964)	6-2
Figure 6.2 - Uravan Mineral Belt (adapted from Chenoweth, 1981)	6-4
Figure 6.3a - Uranium/Vanadium Deposits of the Slick Rock District, Colorado	6-6
Perspective Geologic Cross Section of Roll Ore Bodies (Shawe, 2011, paper 576-f)	6-6
Figure 6.3b - Uranium/Vanadium Deposits of the Slick Rock District, Colorado	6-6
Perspective Geologic Cross Section of Tabular Ore Bodies (Shawe, 2011, paper 576-f)	6-6
Figure 6.4 - Slick Rock Sample and Scintillometer	6-7
Figure 6.5a - Geologic Map of Slick Rock Project Area (from USGS/Carter 1955)	6-8
Figure 6.5b - Geologic Map of Slick Rock Project Area Legend (from USGS/Carter 1955)	6-9
Figure 7.1 - Slick Rock Drill Hole Map	7-2
Figure 7.2 - Slick Rock Cross Sections	7-2
Figure 11.1 - TradeTech Uranium Market Price Projections- FAM2 (Nominal US$)	11-3
Figure 11.2 - Slick Rock Zone A GT Map	11-11
Figure 11.3 - Slick Rock Zone B GT Map	11-12
Figure 11.4 - Slick Rock Zone C GT Map	11-13

LIST OF TABLES	PAGE #
Table 1.1 - Slick Rock Uranium Mineral Resource Summary*	1-2
Table 1.2 - Slick Rock Vanadium Mineral Resource Summary*	1-3
Table 2.1 - Terms and Abbreviations	2-2
Table 5.2 - Slick Rock District Total Production	5-3
Table 6.1 - Stratigraphy of Slick Rock District and Vicinity (Shawe, 1970)	6-3
Table 7.1 - Slick Rock Drill Hole Intercepts by Zone	7-1
Table 11.1 - Cutoff Calculation	11-6
Table 11.2 - Slick Rock Uranium Mineral Resource Summary*	11-9
Table 11.3 - Slick Rock Vanadium Mineral Resource Summary*	11-10
Table 23.1 - Slick Rock Phase 1: Verification Drilling Cost Estimate	23-1
Table 23.2 - Slick Rock Phase 2: Exploration Drilling Cost Estimate	23-2

1.0	EXECUTIVE SUMMARY

The Slick Rock project is located in San Miguel County, Southwest Colorado, approximately 24 miles north of the town of Dove Creek and east of the Dolores River in the Slick Rock District of the Uravan mineral belt. The Slick Rock project is located in Township 44 North, Range 18 West, Sections 15, 16, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, 32, 33, and 34 and in Township 43 North, Range 18 West, Sections 3, 4, and 5 New Mexico Principal Meridian. The approximate geographic center of the property is Latitude 38° 2’ 51.7” North, Longitude 108° 51’ 42.3” West. Anfield Energy Inc. entered into a definitive agreement to acquire Slick Rock Property from Uranium Energy Corp. in an asset swap transaction on April 21, 2022. The Slick Rock project comprises 268 mineral lode claims included in this report and encompasses an area of approximately 4,976 acres or 7.8 square miles as shown in Figure 3.1. Certain claims within the block are subject to 1% to 3% royalties of net uranium and vanadium production.

The Project’s Uranium/vanadium mineralization is hosted by the Upper Jurassic Morrison Formation and is typical of Colorado Plateau-style uranium/vanadium deposits. Past production came from the upper or third-rim sandstone of the Salt Wash member of the Morrison Formation. This is the target host for uranium/vanadium mineralization within Anfield’s Slick Rock project area.

Uranium and vanadium bearing minerals occur as fine grained coatings in detrital grains filling pore spaces between the sand grains and replacing carbonaceous material and some detrital grains (Weeks et al., 1956). The primary uranium minerals are uraninite (UO2) with minor amounts of coffinite (USiO4OH). Montroseite (VOOH) is the primary vanadium mineral, along with vanadium clays and hydromica. Metal sulfides occur in trace amounts. Mineralization occurs within tabular to lenticular bodies that are pene-concordant within sedimentary bedding. Mineralization may also cut across sedimentary bedding to form irregular shapes.

Surficial to shallow uranium/vanadium mineralization has been known in the Slick Rock area since the early 1900s (then called the McIntyre district). First mined for radium and minor uranium until 1923, numerous companies sporadically operated small scale mining and processing facilities along the Dolores River. In 1931, a mill was constructed by Shattuck Chemical Co. to process vanadium ore. In 1944, the area was worked by the Union Mines Development Corp. for uranium/vanadium ore. The uranium was used to develop and construct the first atomic bombs. This sparked intensive exploration efforts throughout the Uravan mineral belt.

By December of 1955, Union Carbide Nuclear Corp. (UCNC) had drilled out a sufficient resource on the north side of Burro Canyon and began sinking three shafts. In December 1957, the shaft sinking was complete on the Burro #3, #5, and #7 mines to total depths of 408 ft, 414 ft, and 474 ft, respectively. In the same year, initial ore shipments were made to UCNC’s concentrating mill at Slick Rock. The total historical production of the Burro mines was 2,236,723 lbs U3O8 (uranium oxide) and 13,941,457 lbs V2O5 (vanadium oxide). Within the Project area, drill data from 285 drillholes were used in the current mineral resource estimate.

Major permitting actions that would be needed for production include a new Large Mine Permit and Plan of Operations issued by CMLRB and BLM, respectively. If it were necessary to recover

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uranium onsite from ground water treatment in order to meet discharge permit requirements, a source materials license from CDPHE would be required. Air quality, water quality, storm water discharge, and water rights for consumptive use permits would be needed. Permits for monitor wells would be required. Federal Mine Safety for mine and mill under the Mine Safety and Health Administration (MSHA) would be required.

1.1 Interpretations and Conclusions

This report summarizes mineral resource for the Slick Rock mine which is planned to be processed at the Shootaring Canyon mill. Mineral resources have been estimated for both uranium and vanadium as the mineralization occurs primarily as uranyl-vanadates, and the refurbishment of the Shootaring Canyon mill will include a vanadium circuit to recover the vanadium as a co-product with the uranium.

The total estimated uranium mineral resources are summarized in Table 1.1. The associated vanadium mineral resource which will be mined as a co-product is summarized in Table 1.2. Drill data was available for 285 drill holes. The effective date of the mineral resource estimate is May 6, 2023. Mineral resources for uranium were estimated using the Grade times Thickness (GT) Contour method. Mineral resources for vanadium, associated with uranium, were estimated based on available data relative to the ratio of vanadium to uranium (V:U ratio)

Table 1.1 - Slick Rock Uranium Mineral Resource Summary*

Area/Classification	GT Cutoff	Thousand Pounds eU3O8	Thousand Tons	Avg Grade %eU3O8
TOTAL INFERRED MINERAL RESOURCE URANIUM	0.40	7,858	1,749	0.23

Notes:

1: S-K 1300, NI 43-101, and CIM definitions were followed for definition of Mineral Resources

2: In Situ Mineral Resource are estimated at minimum GT cut-off of 0.40 (4 ft. of 0.10% eU3O8), with a Vanadium to Uranium Ratio 6 :1

3: Mineral Resources are estimated using a long-term Uranium price of US$70 per pound and a Vanadium price of US$ 12 per pound. Refer to Section 11.3.

4: Bulk density is 0.07 tons/ft3 (15 ft3/ton)

5. Metallurgical Recovery Uranium 92%, Vanadium $75%

6. Estimated grades are based on underground mining and reflect mine dilution

7: Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability

8: Numbers may not add due to rounding

9. Pounds and tons as reported are rounded to the nearest 1,000

10. “GT cutoff” is a marginal cutoff grade and is based on costs for mining, haulage, mineral processing, and taxes and royalties but does not include, reclamation and capital expenditure write-off as these costs are borne by the primary mined material. Refer to Section 11.4.

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Table 1.2 - Slick Rock Vanadium Mineral Resource Summary*

Area/Classification	GT cutoff (Based on Uranium)	V:U Ratio	Thousand Pounds V2O5	Thousand Tons	Avg Grade %V2O5
TOTAL INFERRED MINERAL RESOURCE VANADIUM	0.40	6:1	47,148	1,749	1.35

Notes:

1: S-K 1300, NI 43-101, and CIM definitions were followed for definition of Mineral Resources

2: In Situ Mineral Resource are estimated at minimum GT cut-off of 0.40 (4 ft. of 0.10% eU3O8), with a Vanadium to Uranium Ratio 6 :1

3: Mineral Resources are estimated using a long-term Uranium price of US$70 per pound and a Vanadium price of US$ 12 per pound. Refer to Section 11.3.

4: Bulk density is 0.07 tons/ft3 (15 ft3/ton)

5. Metallurgical Recovery Uranium 92%, Vanadium $75%

6. Estimated grades are based on underground mining and reflect mine dilution

7: Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability

8: Numbers may not add due to rounding

9. Pounds and tons as reported are rounded to the nearest 1,000

10. “GT cutoff” is a marginal cutoff grade and is based on costs for mining, haulage, mineral processing, and taxes and royalties but does not include, reclamation and capital expenditure write-off as these costs are borne by the primary mined material. Refer to Section 11.4

While mineral resources are not mineral reserves and do not have demonstrated economic viability, reasonable prospects for future economic extraction were applied to the mineral resource estimates herein through consideration of grade and GT cutoffs as well as mineralization proximity to existing and proposed conceptual mining. As such, economic considerations were exercised by screening out areas which were below these cutoffs or of isolated mineralization and thus would not support the cost of conventional mining under current and reasonably foreseeable conditions.

1.2 Recommendations

The following recommendations relate to potential improvement and/or advancement of the Project and fall within two categories: recommendations to potentially enhance the resource base and recommendations to advance the Project towards development. Both may be conducted contemporaneously.

A Phase 1 verification drilling program will be followed by updates to the existing database and an updated to the resource estimate. Following an update to the resource estimate. Phase 2 of work will include delineation drilling, upgrading the resource model, and preparation of a PEA update or PFS.

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Phase 1 costs were estimated at total $550,000 USD and are summarized on Table 23.1. The Phase 2 recommendations and cost estimates for the Slick Rock Project are provided in Table 23.2. Total Phase 2 cost is estimated at $2.3 million USD.

1.3 Risks

The authors are not aware of environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors not stated herein which would materially affect the mineral resource estimates or the results of the PEA. To the authors’ knowledge there are no other significant factors that may affect access, title, or the right or ability to perform work on the property, provided the conditions of all mineral leases and options and relevant operating permits and licenses are met. A summary of risks follows, categorized in terms of economic, technical, and permitting and licensing risks.

Economic Risks:

Mineral resources are not mineral reserves and do not have demonstrated economic viability. A Preliminary Feasibility Study (PFS) is required, at a minimum, to demonstrate the economic viability of the measured and indicated mineral resources and qualify an initial estimate of mineral reserves.

Technical Risks:

It is the authors’ opinion that the technical risks associated are moderate for the following reasons:

●	Portions of deposit have been successfully mined in the past in the Burro Mine.
●	Uranium has been successfully extracted from mined material via conventional milling.

The Project does have some risks similar in nature to other mining projects in general and uranium mining projects specially, i.e., risks common to mining projects including:

●	Future commodity demand and pricing.
●	Environmental and political acceptance of the project.
●	Variance in capital and operating costs.
●	Mine and mineral processing recovery and dilution.
●	Continuity of mineralization with respect to thickness and grade may vary.
●	Mining claims are subject to the Mining Law of 1872. Changes in the mining law could affect the mineral tenure.
●	There is a risk that underground conditions at the Velvet Mine and/or the Slick Rock Mine may limit access to mineral resources.

The authors are not aware of environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which would materially affect the mineral resource estimates, provided the conditions of all mineral leases and options, and relevant operating permits and licenses are met.

Permitting and Licensing Risks:

●	The Colorado Department of Health and/or Utah Department of Environmental Quality - Division of Waste Management and Radiation Control - could require a Source Materials

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License if mine dewatering treatment wastes exceed the minimum quantities identified in 10 CFR §40.22 (more than 150 lbs of material with greater than 0.05% natural uranium), which would incur risks of additional costs and extended schedule.

●	San Miguel County is currently re-evaluating their county regulations with respect to mining. Any change may affect the project with altered or additional permitting requirements.
●

The western most edge of the project borders the Delores River which may add additional regulatory requirements if the river banks are added to a National Conservation District or other conservation area.

Readers are cautioned that any estimate of forward cost or commodity price is by its nature forward-looking. It would be unreasonable to rely on any such forward-looking statements and information as creating any legal rights. The statements and information are not guarantees and may involve known and unknown risks and uncertainties, and actual results are likely to differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward-looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the exploration, development, operation, and closure of mineral properties and processing facilities. Forward-looking statements are subject to a variety of known and unknown risks and uncertainties.

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2.0	INTRODUCTION

2.1 Registrant

This Initial Assessment (IA) was prepared on behalf of Anfield Energy Inc. (Anfield) for its US DOE uranium/vanadium leases project (the Project) located in Montrose County, Colorado, USA.

Anfield was incorporated in the Province of British Columbie on September 12, 1986, with the Head Office located at 2005-4390 Grange Street, Burnaby, British Columbia, Canada, V5H 1P6. The mining claims discussed herein are held by Anfield’s wholly owned US subsidiary, Highbury resources located at 28151 DD Road, Nucla, Colorado, 81424.

This IA was prepared for Anfield by BRS Engineering (BRS) under the supervision of Douglas Beahm, PE, PG and co-authored by Carl Warren, PE, PG. The objective of this IA is to disclose the mineral resources of the project.

2.2 Terms of Reference

This report was prepared on behalf of Anfield for its Slick Rock uranium/vanadium project in San Miguel County, Colorado, in compliance with the requirements of S-K 1300 (Part 229 of the 1933 Securities Act). This technical report addresses Slick Rock’s geology, uranium mineralization, historical resource estimates, and historical exploration and mine development work. In addition, this report includes the results of new mineral resource estimates that have been prepared in accordance with the regulations set forth in S-K 1300 (Part 229 of the 1933 Securities Act).

Units of measurement, unless otherwise indicated, are feet (ft), miles, acres, pounds (lbs), and short tons (2,000 lbs). Uranium oxide is expressed as % U3O8, the standard market unit. Uranium values reported for historical resources and the new mineral resources reported herein are % eU3O8 (equivalent U3O8 by calibrated geophysical logging unit). Vanadium oxide is expressed as % V2O5. Unless otherwise indicated, all references to dollars ($) are reported as United States currency. Additional units of measurement are tabulated as follows in Table 2.1.

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Table 2.1 - Terms and Abbreviations

URANIUM SPECIFIC TERMS AND ABBREVIATIONS

Grade		Parts Per Million	ppm U3O8	Weight Percent	%U3O8

Radiometric Equivalent Grade			ppm eU3O8		% eU3O8

Thickness		Meters	M	Feet	Ft

Grade Thickness Product		grade x meters	GT(m)	grade x feet	GT(Ft)

GENERAL TERMS AND ABBREVIATIONS

	METRIC		US		Metric: US Conversion
	Term	Abbreviation	Term	Abbreviation

Area	Square Meters	m2	Square Feet	Ft2	10.76

	Hectare	Ha	Acre	Ac	2.47

Volume	Cubic Meters	m3	Cubic Yards	Cy	1.308

	METRIC		US		Metric: US Conversion
	Term	Abbreviation	Term	Abbreviation

Length	Meter	m	Feet	Ft	3.28

	Meter	m	Yard	Yd	1.09

Distance	Kilometer	km	Mile	mile	0.6214

Weight	Kilogram	kg	Pound	Lb	2.20

	Metric Tonne	Tonne	Short Ton	Ton	1.10

2.3 Information Sources and References

In preparing the IA, the authors relied on geological reports, maps, and miscellaneous technical papers listed in Section 24, References. The information, conclusions, opinions, and estimates contained herein are based on:

●	The qualified person’s field observations.
●	Data, reports, and other information publicly available or provided by Anfield.
●	Previous experience with similar deposits.
●	Drill hole data as discussed in Section 9.

2.4 Inspection on the Project by Each Qualified Person

Mr. Beahm conducted a recent site visit on February 14, 2023. Mr. Beahm previously completed a site visit on April 2, 2013. At the time he was able to access the Burro mine workings which were above the ground water table. In addition to observing the decline, approximately 1,500 feet of mine workings were examined. In addition, Mr. Beahm inspected evidence of previous drilling, the existing vent shaft on the Slick Rock property, and examined potential sites for mine entry. Based on his recent site visit, the only significant change was related to reclamation of the DOE legacy site and mine waste pile associated with the Burro mine. None of these changes materially affect the Slick Rock property.

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Mr. Warren recently visited the Slick Rock Site on March 11, 2025. The purpose of this site visit was to enter the Burro and Ellison mines to collect representative face samples for confirmation of the vanadium to uranium ratio and for metallurgical testing. The analysis of the samples and testing is in progress.

Previously, Mr. Warren visited the Slick Rock Site on April 12, 2023, The Burro Mine is adjacent to the Slick Rock project in the same mineralized horizon, and was historically used for access to the Slick Rock mineralized zone as discussed in Section 6. Mr. Warren entered the Burro mine through a grated entry gate. The adit was 8 feet in height by 9 to 10 feet wide, and the ground conditions were good. The mineralized zone was measured at the first crosscut within 200 feet of the portal, in the rib near the floor at approximately 3,000 microRem per hour. The mineralized material was tested with a portable XRF unit, which measured 1.02% U and 4.52% V. The Burro Mine can provide access Anfield’s resources on the adjoining Anfield mining claims which are the subject of this report.

Mr. Warren then inspected the top of the mesa above the Slick Rock mineralized area. Claim posts and historic drill pads were observed. Core was found lying on the surface at most of the historic drill pads but was in disarray. No mineralized core was observed. Shallow mud pits were partially filled by erosion at each historic drill pad location. An overhead powerline and a gas line passed through the site as shown on Figure 3.1.

2.4.1 QP Qualifications

BRS Inc., the author of this report, is an independent qualified engineering and geological consulting firm located in Riverton, Wyoming, USA. BRS has provided professional consulting service to the mineral resource industry including numerous uranium projects in the Western US and other locations. BRS is a registered professional engineering company in Wyoming.

Mr. Beahm is a Qualified Person (“QP”) and co-author of this IA. Mr. Mr. Beahm is a QP under the S-K 1300 standards as a Professional Engineer, Professional Geologist, and a SME Registered Member with over 50 years of professional experience. Mr. Beahm is not fully independent of Anfield as he currently serves as their Chief Operating Officer (COO) on a contractual basis.

Carl Warren is an independent QP and co-author of this IA. Mr. Warren is a P.E., P.G., with over 17 years of experience in the mining and geology industries including underground and open pit mining, ore control, core logging, uranium exploration, and resource modelling.

2.5 Previous Technical Report Summaries

Anfield has not previously filed an IA on the Project under SK-1300 standards.

Previous technical reports prepared under Canada’s NI 43-101 and CIM guidance include:

“The Shootaring Canyon Mill and Velvet Wood and Slick Rock Uranium Projects, Preliminary Economic Assessment National Instrument 43-101” prepared for Anfield Energy Inc. by Douglas L. Beahm, Carl Warren, Harold Hutson, and Terrence McNulty, May 6, 2023.

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3.0	PROPERTY DESCRIPTION

3.1 Property Description and Location

The Slick Rock project is located in San Miguel County, Southwest Colorado, approximately 24 miles north of the town of Dove Creek and east of the Dolores River in the Slick Rock District of the Uravan mineral belt. The Slick Rock project is located in Township 44 North, Range 18 West, Sections 15, 16, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, 32, 33, and 34 and in Township 43 North, Range 18 West, Sections 3, 4, and 5 New Mexico Principal Meridian. The approximate geographic center of the property is Latitude 38° 2’ 51.7” North, Longitude 108° 51’ 42.3” West. In total the mineral holdings within the Project area comprise approximately 4,976 acres as shown on Figure 3.1.

Figure 3.1 - Slick Rock Ownership and Claim Map

R19W
R18W
S18
S17
S16
S15
S14
S22
S21
S23
S23
S30
S27
S26
S35
S4
S3
S2
T44N
T43N
LEGEND
BURRO CLAIM BLOCK AND NUMBER [1% Royalty]
TAN CLAIM BLOCK AND NUMBER [3% Royalty]
MCT CLAIM BLOCK AND NUMBER [3% Royalty]
SR CLAIM BLOCK AND NUMBER
DOE LEGACY SITE
SECTION LINE
TOWNSHIP LINE
EXISTING ROAD
0 1,000 2,000 3,000 4,000
Feet

The Slick Rock project is bordered to the west by Department of Energy (DOE) uranium lease tracts C-SR-13 and C-SR-13A; to the southwest by DOE uranium lease tract C-SR-14; and to the north and northeast by Energy Fuels’ recently acquired Sunday-Carnation-Topaz-St. Jude mine complex, formerly operated by Denison Mines Corp.

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3.2 Mineral Rights

Figure 4.2, Slick Rock Ownership and Claim Map, shows the approximate location of the unpatented mining claims on the project. The project contains four claim blocks. The Burro claim block consists of 76 claims. The SR claim block consists of 131 claims, of which 109 were included in the study area for this report, with the remainder located outside of the project area. The TAN claim block consists of 27 claims. The MCT claim block consists of 56 claims. The MCT and TAN claims are leased from UR Energy. A total of 268 mineral lode claims were utilized for the Slick Rock mineral resource estimate in this report, encompassing an area of approximately 4,976 acres or 7.8 square miles.

To maintain these mineral rights Anfield must comply with the BLM and San Miguel County, Colorado filing and/or annual payment requirements to maintain the validity of the unpatented mining lode claims.

Uranium mining in Colorado is subject to Minerals Severance Tax of 2.25% after the first $19 million of gross product. In addition, two claim blocks are associated with royalties of 1% related to the Holley BC claims and 3% associated with the MCT claims. At the federal level, profit from mining ventures is taxable at corporate income tax rates. However, for mineral properties depletion tax credits are available on a cost or percentage basis whichever is greater. For uranium, the percentage depletion tax credit is 22%, among the highest for mineral commodities. (See IRS Pub. 535).

3.3 Surface Rights

The 1872 Mining Law grants certain surface rights to mineral claimants along with the right to mine provided the surface use is incident to the mine operations. In order to exercise those rights, the operator must comply with a variety of State and Federal regulations (refer to section 17). For the mine operations the author concludes that Anfield has and/or can obtain sufficient surface rights for the planned operations through permitting and licensing of site activities.

3.4 Mineral Exploration Permit Requirements

Exploration and mining activities for the mining claims of the Slick Rock project are administrated by the Durango, Colorado BLM field office. Exploration drilling and associated activities require an exploration permit and a reclamation bond that must be posted with the State of Colorado, Department of Natural Resources Division of Reclamation, Mining, and Safety. At the time of the report, Anfield does not possess an exploration permit nor has a reclamation bond been posted.

3.5 Environmental Liabilities

Anfield is unaware of any significant environmental liabilities on the property. DOE also maintains a legacy site within the property boundary. No exploration, development, or mining may take place within or below the DOE legacy site.

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4.0  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFASTRUCTURE AND PHYSIOGRAPHY

4.1 Physiography

The Slick Rock property is located in the southern end of the Uravan mineral belt of the Colorado Plateau physiographic province. It is located in the southeastern edge of the Paradox fold and fault belt in the proximal Disappointment syncline. Elevations within the project area range from approximately 5,500 feet to 6,250 feet above sea level. The majority of the project area lies within the broad Disappointment Valley floor. It is bounded on the west by the Dolores River and incised to the west and south by Burro Canyon, Joe Davis Canyon, and Nicholas Wash. To the north is a dip-slope of an escarpment formed from erosion of the northern limb of the Disappointment Valley syncline.

4.2 Accessibility

The Slick Rock project can be accessed via Colorado State Highway 141, County Road CR-T11, and numerous historic drill roads and trails (See Figure 4.1). To access the site: from the post office in Dove Creek, Colorado, drive 2.0 miles west-northwest on State Highway 491; turn right (north) onto State Highway 141; continue for 23.7 miles to County Road CR-T11, and then turn left onto the well-maintained gravel road.

Figure 4.1 - Slick Rock Access Map

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4.3 Climate

The climate is semi-arid and is characterized by mild winters with moderate snowfalls which are seldom heavy enough to cause access problems. The summers are warm with temperatures occasionally reaching 100°F. Annual precipitation for the area averages approximately 12 inches occurring mostly during summer thunderstorms; the remaining precipitation comes from winter snow and spring rain. Climate is only a minimally limiting factor for year-round mining operations. Vegetation in the area is sparse and consists of junipers and pinion pines in rocky soils along with sage and other brush, forbs, grasses, and cacti typical of a semi-arid climate. The project can be accessed and operated year-round.

Figure 4.2 - Slick Rock Climate Summary

(https://www.usclimatedata.com/climate/naturita/colorado/united-states/usco0651)

4.4 Infrastructure and Local Resources

Cortez, Colorado (population 8,500) is the nearest major community, located approximately 57 miles south-southeast of the Slick Rock project area. It has sufficient services, fuel, accommodations, and supplies to serve as a staging area for any future exploration program.

The Slick Rock Project area has multiple access roads in addition to overhead power lines and a buried natural gas line. A ventilation shaft exists on site to the Burro underground mine which has portal entries in the SR-13 DOE Lease adjacent to the Slick Rock load claim blocks. The shaft has been grated and is open. The Burro portal and underground mine workings are open. Ground conditions are wet but stable on the adjacent properties containing the DOE Leases SR-13 and SR-13A. It is possible to access the Slick Rock mineralization from the existing Burro underground mine. In addition, dewatering the Burro workings could provide a water source for the Slick Rock operations. For all near-term exploration activities private water sources may be found in Nucla and/or Naturita.

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5.0	HISTORY

5.1 Slick Rock Project History

Surficial to shallow uranium/vanadium mineralization has been known in the Slick Rock area since the early 1900s, originally known as the McIntyre district. First mined for radium and minor uranium until 1923, numerous companies sporadically operated small scale mining and processing facilities along the Dolores River. In 1931, a mill was constructed by Shattuck Chemical Co. to process vanadium ore. Beginning in 1944, the area was worked by Union Mines Development Corp. for uranium/vanadium ore. The uranium was used to develop and construct the first atomic bombs. This sparked intensive exploration efforts throughout the Uravan mineral belt.

Between November 1948 and March 1956, the USGS drilled 2,641 holes in the Slick Rock district to explore for uranium- and vanadium-bearing deposits. The drilling was part of an exploration program conducted for the U.S. Atomic Energy Commission (OFR70-348). Fifty-two of these drill holes were located within the boundary of Anfield’s Slick Rock project area. The first phase of the USGS’s exploration was to obtain geological data and delineate areas of favorable ground. This widely spaced drilling program was done on approximately 1,000 foot centers. The second phase was drilled with more moderate spacing (100-300 foot centers) to discover ore deposits. The third phase was drilled on more closely spaced intervals (50-100 foot centers) to extend and outline any deposits discovered by earlier drilling (Weir, 1952). At this time, private industry was also actively exploring the area. By 1954, an estimated 212,000 feet of drilling was completed district wide (Shawe, 2011).

By December 1955, Union Carbide Nuclear Corp. (UCNC) had drilled out a sufficient resource on the north side of Burro Canyon and began sinking three shafts. In December 1957, the shaft sinking was complete on the Burro No. 3, 5, and 7 mines to total depths of 408 feet, 414 feet, and 474 feet, respectively. In the same year, initial ore shipments to UCNC’s concentrating mill at Slick Rock were also made. The concentrated ore was processed at the UCNC mill in Rifle, Colorado until the mid-1960s when a vanadium circuit was constructed at the Uravan mill site.

The Anfield Slick Rock project has received more recent interest by the exploration activities of USEC, Energy Fuels, and Homeland Uranium. In 2006, USEC drilled 17 boreholes. All boreholes were completed to target depth, except one borehole SR-1011 which was abandoned.

In 2007, Energy Fuels drilled five boreholes on the extreme northern portion of the project. Four of the boreholes were oxidized and barren. The fifth borehole was abandoned due to excessive water encountered in the Burro Canyon Formation and the upper Salt Wash Member of the Morrison Formation (Bill Thompson, Manager, Ur-Energy, LLC).

In 2008, Homeland Uranium drilled four boreholes in an attempt to twin the mineralized boreholes drilled by the AEC in the 1950s. All boreholes were completed to target depth.

Anfield initiated a drilling program in 2024 and plans to complete the program in the second half of 2025. As the drilling program is not complete the results were not incorporated in the current study.

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Figure 5.1 - 2006-2008 Borehole Map

N
Township 44N Range 18W
New Mexico Principal Meridian
MCT-07-03
MCT-07-06
MCT-07-02
MCT-07-07
SR-1014
SR-1015
SR-1013
SR-1012
SR-1016
SR-1017
SR-1011
SR-1004
SR-1008
SR-1010
SR-1003
SR-1007
SR-1002
SR-1005
SR-1006
SR-1009
SR-08-003
SR-08-002
SR-08-004
SR-08-001
16
15
14
13
21
22
23
24
20
19
28
27
26
25
29
30
32
33
34
35
36
5
4
3
PLSS section lines
Project outline
US Energy boreholes
Energy Fuels boreholes
Homeland boreholes
0
0.25
0.5
1
Miles

UEC began acquiring mineral interests in the Slick Rock project area beginning in December of 2010 by staking areas where the previous owner had allowed the mining claims to lapse. UEC then held 293 mineral lode claims encompassing an area of approximately 4,858.5 acres. UEC also began leasing additional claims from UR Energy on November 30, 2011. Anfield acquired all of UEC’s Slickrock holdings including claims and claims leases on April 12, 2022, as part of an overall acquisition agreement.

5.2 Past Production

In 1971, the final year that the Atomic Energy Commission reported production figures, the Burro mines had produced 404,804 tons of ore at an average grade of 0.25% U3O8 yielding 1,992,898 lbs U3O8, and 1.5% average grade V2O5 yielding 12,149,659 lbs V2O5 (Nelson-Moore et al., 1978). According to the Colorado Bureau of Mines’ annual reports, the Burro mines produced an additional 243,825 lbs U3O8 at an average grade of 0.20% and 1,791,798 lbs V2O5 at an average grade of 1.4% up until 1983 when depressed uranium prices forced an end to mining activities. The total production of the Burro mines was 2,236,723 lbs U3O8 and 13,941,457 lbs V2O5 as summarized in Table 5.2.

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Table 5.2 - Slick Rock District Total Production

Production Years	U3O8 (lbs)	V2O5 (lbs)
1957-1971	1,992,898	12,149,659
1971-1983	243,825	1,791,798
Total	2,236,723	13,941,457

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5-3

6.0	GEOLOGICAL SETTING AND MINERALIZATION

6.1 Regional Geology

The Colorado Plateau is a regional geologic feature characterized by high elevation mesas and deeply incised canyons in southwestern Colorado and much of eastern Utah. The sedimentary units which dominate the Colorado Plateau were deposited during a period of tectonic stability beginning in the early Paleozoic and running through the Mesozoic Eras. During this time, a stable shelf depositional environment allowed thick accumulations of clastic, carbonate, and evaporitic sediments. Beginning approximately 6 million years ago, the entire Colorado Plateau was subject to epeirogenic uplift of 4,000-6,000 feet. This geologically rapid uplift caused the existing rivers and streams to aggressively downcut resulting in the canyon lands topography of today (Hunt, 1956). The Slick Rock project is situated in the central portion of the Colorado Plateau. The Slick Rock Project is located along the spine of the Disappointment syncline in the Paradox Basin of Colorado.

6.2 Structure

Major folds in the Slick Rock district are broad, open, and trend about north 55 degrees west, and are parallel to the collapsed Gypsum Valley salt anticline which bounds the northeast edge of the district. The Dolores anticline lies about ten miles southwest of the Gypsum Valley anticline. The Disappointment syncline lies between the two anticlines (Williams, 1964). See Figure 6.1, Slick Rock Structural Geology Map.

Within the Slick Rock project area, the Morrison is divided into two Members: the upper Brushy Basin Member and the lower Salt Wash Member. The Salt Wash Member is composed of fluvial sandstone and mudstone averaging about 350 feet thick and is further divided into three parts: the top and bottom units that are composed of fairly continuous layers of sandstone interbedded with thin layers of mudstone, and a middle unit that is primarily mudstone but contains scattered discontinuous lenses of sandstone (Rogers and Shawe, 1962 MF-241).

The Slick Rock district lays in an area where only the Salt Wash and Brushy Basin Members of the Morrison Formation are present. The Morrison Formation attains its maximum thickness in these members and stream-type deposits (lenticular cross-bedded sandstones) have their greatest aggregate thickness and maximum lateral continuity (Shawe, 2011).

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Figure 6.1 - Slick Rock Structural Geology Map (from Williams, 1964)

6.3 Stratigraphy

Sedimentary strata within the Colorado Plateau hosts numerous uranium/vanadium deposits. Uranium deposits are hosted by the Pennsylvanian Hermosa Formation, the Permian Cutler Formation, the Triassic Chinle Formation, and the Jurassic Morrison Formation as shown on the stratigraphic description in Table 6.1. The majority of the uranium production in the Colorado Plateau was from the Morrison Formation, specifically the Salt Wash Member. In the Salt Wash Member, deposits are concentrated along a thin, one to several mile-wide arcuate belt that extends from the Gateway district through the Uravan district and south to the Slick Rock district. This concentration of deposits was termed the Uravan mineral belt as shown on Figure 6.2 (Fischer and Hilpert, 1952). This crescent-shaped area in the Jurassic Morrison formation has closely spaced, larger-sized, and higher-grade uranium deposits than the adjoining areas.

6-2

Slick Rock lies within the southern half of Uravan Mineral Belt which has been a historically significant producer of uranium and vanadium since the early 20th century. The Project has significant adjacent and adjoining uranium and vanadium production histories, as discussed in Section 5, History.

Table 6.1 - Stratigraphy of Slick Rock District and Vicinity (Shawe, 1970)

6-3

Figure 6.2 - Uravan Mineral Belt (adapted from Chenoweth, 1981)

6.4 Mineralization

There has been much discussion and debate regarding ore forming mechanisms in the Slick Rock area, but there is good agreement on several contributing factors:

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The Brushy Basin and Salt Wash members contain significant concentrations of detrital volcanic debris which is strongly suspected as the source of uranium and vanadium.

Compaction and de-watering during burial of these sediments allowed for the transport mechanism along preferential pathways dictated by permeability and porosity within transmissive sand units of the Morrison Formation.

The uranium and vanadium in solution within a transmissive sand unit encountered a reduced environment locally caused by abundant plant remains and evidenced by reduced green mudstone found within the Salt Wash sandstones. This environment favored precipitation of uranium along a solution interface between the uranium in an oxidized alkaline solution and a strongly reduced acidic environment.

The physical expressions of the deposits formed at the solution interface have a variety of shapes and volumes. In the following, Shawe provides an excellent summary of the deposit morphology in the Slick Rock district:

Two general forms of ore bodies are common in the Morrison Formation in the district, one tabular and the other so-called “roll”. Some deposits consist mainly of tabular ore bodies and others are dominantly roll bodies, although both types display elements of the other, and in many places tabular bodies are continuous with roll bodies. In some deposits both types are significantly developed. The two types were deposited by the same general process and at the same time; differences in their forms were dictated by local differences in the lithology of the host sandstone units that controlled fluid movement (Shawe, 2011).

In the Slick Rock district, uranium/vanadium deposits of the Morrison are mainly tabular to lenticular and elongate parallel to sedimentary trends. Tabular trends are localized in massive sandstones where clay and mudstone are interstitial, in scattered and streaked gall and pebble accumulations, and are found in discontinuous lenses. Conversely, roll deposits are narrow, elongate, and curve sharply across bedding and appear to be confined to sandstone where clay and mudstone are well indurated within interconnected layers. Mineralization in either case, tabular or roll deposits, averages about 0.25% U3O8 and 1.5% V2O5 within the mineralized sandstone. The mineralized bodies have an average thickness of 2 to 4 feet and range in size from a few feet wide to several hundred feet wide (Fischer and Hilbert, 1952). These deposits can contain a few tons of ore to several thousand tons in the larger ore bodies.

Details of the forms of roll ore bodies related to lithologic differences and mineral distribution within rolls (calcium-carbonate, titanium oxides, barite, and iron oxides) provide strong evidence that the deposition of the mineralized bodies occurred at an interface between two chemically differing solutions (one that is oxidized and one that is reduced). The interface interpretation was first proposed by Fischer in 1942. Continuity of the roll ore bodies with tabular bodies indicate that the tabular bodies also formed at a solution interface. It is important to note that the term “roll” was coined by local miners to describe the geometry of ore bodies that cut across sedimentary bedding and does not imply similarity to the geochemical process involved in forming the “roll” deposits of Wyoming and South Texas uranium provinces, as illustrated in Figures 6.3a and 6.3b, (Shawe, 2011).

6-5

Figure 6.3a - Uranium/Vanadium Deposits of the Slick Rock District, Colorado

Perspective Geologic Cross Section of Roll Ore Bodies (Shawe, 2011, paper 576-f)

EXPLANATION
Ore minerals in sandstone
Greenish-gray (altered) mudstone and claystone
Reddish-brown (unaltered) siltstone, mudstone, and claystone
Altitude (elevation), in feet
TRUE NORTH

Figure 6.3b - Uranium/Vanadium Deposits of the Slick Rock District, Colorado

Perspective Geologic Cross Section of Tabular Ore Bodies (Shawe, 2011, paper 576-f)

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The uranium- and vanadium-bearing minerals occur as fine-grained coatings in detrital grains; they fill pore spaces between the sand grains and replace carbonaceous material and some detrital grains (Weeks et al., 1956). The primary uranium minerals are uraninite (UO2) with minor amounts of coffinite (USiO4OH). Montroseite (VOOH) is the primary vanadium mineral, along with vanadium clays and hydromica. Metal sulfides occur in trace amounts. Secondary minerals: calcium uranyl vanadate (Tyuyamunite) (Ca(UO2)2(VO4)2 . (5-8)H2O) and potassium uranyl vanadate (Carnotite) (K2(UO2)2(VO4)2 . 1-3H2O) occur in shallow oxidized areas and on outcrop. Figure 6.4 shows a typical specimen of oxidized uranium/vanadium minerals collected underground in the vicinity of the Burro No. 3 shaft and the scintillometer.

Figure 6.4 – Slick Rock Sample and Scintillometer

6.5 Local Geology

The Slick Rock district lies in the Paradox Basin at the southern edge of the salt anticline region also called the Paradox Fold and Fault Belt (Kelley, 1958). The district, which covers approximately 570 square miles of the Colorado Plateau, is underlain by about 13,000 feet of sedimentary strata which lies on metamorphic and igneous rocks of a Precambrian basement. The sedimentary formations range in age from Cambrian to Late Cretaceous (Shawe, 1970). See Figures 6.5a and 6.5b for Slick Rock Project Local Geology Map.

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Figure 6.5a - Geologic Map of Slick Rock Project Area (from USGS/Carter 1955)

N
Township 44N Range 18W
New Mexico Principal Meridian
C-SR-13A
C-SR-13
C-SR-14
DOE Legacy Site
Slick Rock Project
DOE uranium lease tracts
USGS Hamm Canyon and
Horse Range Mesa
Geologic maps (FW Cater Jr. 1955)
Miles
0
0.25
0.5
1

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Figure 6.5b - Geologic Map of Slick Rock Project Area Legend (from USGS/Carter 1955)

6-9

The Slick Rock project is located in the proximal Disappointment Valley syncline. The syncline plunges gently to the southeast and lies between the collapsed Gypsum Valley anticline to the northeast and the Dolores anticline to the southwest. Sedimentary rocks that outcrop in the Slick Rock district range from the Permian Cutler Formation up to the late Cretaceous Mancos Formation with a maximum thickness of approximately 4,700 feet (Shawe, 2011). The Jurassic Morrison Formation is the host of uranium/vanadium deposits in the Slick Rock district. It is widely recognized as an aggrading, terrigenous clastic, fan-shaped fluvial sequence of sediments. While the precise location of the sediment source is unknown due to erosion, most authors agree that the sediment source area for the fan is the modern-day south-central Utah and north-central Arizona area (Page et al., 1956). The proximal fan is dominated by a high percentage of coarse clastics in braided stream sediments. The energy of the depositional environment decreases distally, as does the grain size of the sediments. The Slick Rock district occupies the medial fan facies. From the apex of the fan, the stream flow was in a northern, northeastern, and eastern direction. In the Slick Rock district, the direction of stream flow was generally to the northeast while local paleo topography controlled the flow direction.

The salt anticlines were the positive topographic highs during Jurassic time that diverted Morrison distributary systems to courses along their flanks. This allowed for thick accumulations of high sandstone/mudstone ratio sediments in valleys that flanked the elongated salt domes of Jurassic time. High sandstone/mudstone ratios increase permeability (the ability of sediments to transmit fluids) and porosity (available void space). Such conditions are favorable for increased fluid flow and may largely control ore formation. The thick accumulation of sediments in major channels occurred along the southern margin of the Gypsum Valley anticline in the Slick Rock district and across Anfield’s project area (Tyler and Ethridge, 1983).

As discussed in Section 5, History, the USGS on behalf of the Raw Materials Division of the Atomic Energy Commission conducted extensive exploration throughout the Uravan mineral belt. As early as 1952, the USGS had determined that the following four geologic characteristics were indicative of favorable grounds for a uranium deposit:

●

Most mineralized deposits are in or near thicker, central parts of sandstone lenses and, in general, the thickness of the sandstone decreases moving away from the mineralized deposits. Sandstone less than 40 feet thick is generally not favorable for large ore bodies.

●

Sandstone in the vicinity of the mineralized deposit is colored light brown, but moving away from the mineralized deposit an increasing proportion of sandstone has a reddish color, which is indicative of unfavorable ground.

●	The mudstone in the mineralized sandstone near and immediately below the deposit changes from a red to gray color. The amount of altered mudstone decreases further outward from the deposit.
●

Sandstone in the immediate vicinity of the deposit contains more carbonized plant fossils than similar beds further away from the mineralized zone. This suggests that mineralization is localized in the vicinity of abundant carbonaceous material (Weir, 1952).

Results from USGS’s 1948-1956 drilling indicate that within Anfield’s Slick Rock project area the Salt Wash is greater than 40 feet thick, contains abundant carbonaceous material, is tan to gray in color, and is in contact with a reduced mudstone over a significant portion of the project area.

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7.0	EXPLORATION

7.1 Anfield Exploration

Anfield permitted a 20 hole drilling program on the project in early 2024 and initiated drilling in the later half of 2024. Of the permitted and bonded 20 holes 14 were completed in 2024. All drill holes were completed to target depths and geophysically assayed for equivalent uranium oxide values (eU3O8). Follow-up drilling of diamond drill core and conversions of a subset of drill holes to monitoring wells is planned in the near term under the existing permit in 2025*. As the current drilling program is not complete the information was not included in this evaluation.

7.1.1 Previous Exploration

In the late 1940s and through the 1950s, extensive exploration was conducted by the US Atomic Energy Commission (AEC) and private parties throughout the region during the Manhattan Project. These programs consisted of geologic mapping, ground and aerial radiometric surveys, trenching, and rock and sediment sampling. Subsequently exploration has been primarily limited to drilling.

Anfield has obtained radiometric and chemical assays from the U.S. Atomic Energy Commission’s exploration program OFR70-348 for vanadium and uranium values, respectively, from those holes drilled by the USGS on behalf of the Raw Materials Division of the AEC. Logs for boreholes drilled by USEC and Energy Fuels were obtained by claim acquisition, and the uranium intercept values from the logs for boreholes drilled by Homeland Uranium were available in the public domain.

A total of 312 holes are known to be within or proximal to the Slick Rock project area. Of that total, 27 of these holes had locations but no other data leaving 285 drill holes upon which to build a database. Of the 285 holes in the database used for resource estimation, 207 were drilled by Union Carbide, 53 by the USGS, 17 by USEC and 4 each by Energy Fuels and Homeland Uranium. Within the 285 drill holes data was available on 346 discrete intercepts distributed between 3 stratigraphically distinct zones.

Mineralization at Slick Rock occurs within three stratigraphic horizons of the Jurassic Morison Formation. Three-Dimensional Plotting and correlation of the Slick Rock intercept demonstrated three vertically distinct mineralized zones running along dipping bedding. The A zone is stratigraphically the youngest and highest in the section, followed by the B zone and then the deepest C zone. A summary of drill results follows in Table 7.1. Drill hole locations are shown on Figure 7.1.

Table 7.1 - Slick Rock Drill Hole Intercepts by Zone

	Intercepts in database	Composited Intercepts	Composited Intercepts above 0.02 % eU3O8
Zone A	109	46	13
Zone B	214	129	67
Zone C	23	6	3

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Figure 7.1 - Slick Rock Drill Hole Map

A'
A
B
B'
C
C'
S19
S20
S21
S22
S23
S30
S29
S28
S27
S26
S31
S32
S33
S34
S6
S5
S4
LEGEND
CROSS SECTION ALIGNMENT
PROPERTY BOUNDARY
SECTION LINE
TOWNSHIP LINE
HISTORIC MINE WORKINGS
DRILL HOLE COLLAR
GRAPHIC SCALE
1500'
0
750'
1500'

Figure 7.2 - Slick Rock Cross Sections

7-2

7.1.2	Qualified Person’s Interpretation of the Exploration Information

The QP considers the exploration completed to date on the Project to be consistent with industry standards of the time.

7.2	Core Data

No physical core or original core data was directly available to the author for review.

7.3	Hydrogeology

Hydrogeologic data was directly available to the author for review.

7.4	Geotechnical Testing

No geotechnical data was directly available to the author for review.

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7-3

8.0	SAMPLING PREPARATION, ANALYSES, AND SECURITY

Historical chemical assay values were generated by the AEC laboratories. Later operators (USEC, UCNC, Homeland Uranium, Energy Fuels, and UEC) relied on radiometric values and did not perform chemical assays.

Samples were prepared by the USGS on behalf of the Raw Materials Division of the Atomic Energy Commission (AEC). USGS geologists conducted diamond drilling and radiometrically logged the holes, described the lithology, and scanned the cores for radiometric anomalies using a Geiger counter. Within Anfield’s Slick Rock project area, 51 of the 52 core samples were retrieved with greater than an 80% recovery rate. Only borehole DV-88 was less than 80% at a 65% recovery rate (OFR70-348).

Sample intervals with radiometric anomalies greater than 0.045% eU3O8 were shipped to the AEC labs in Washington, D.C., Denver, CO, or Grand Junction, CO for chemical determination of uranium and vanadium content. The precise chain of custody of these samples is unknown. The AEC laboratories determined uranium values using fluorometric, colorimetric, volumetric, polargraphic, coulometric, radioactivation, X-ray spectrometric, and nuclear photographic plate techniques. The choice of method is determined by many factors such as the concentration of uranium in the sample, its chemical complexity, the accuracy sought, the speed required, and the availability of the instrumentation (Grimaldi, 1955). AEC laboratories determined vanadium content via wet chemical digestion and volumetric determination by using a prescribed method developed by Claude W. Sill, U.S. Bureau of Mines, Salt Lake City, Utah and compiled and edited by R. W. Langridge in AEC publication, RMO-3001. The certifications held by the AEC laboratories are unknown.

The samples were collected and processed according to strict protocols developed by the AEC and other U.S. government agencies. The results are consistent with later industry analyses. The authors believe the determinations of grade are sufficiently accurate and precise to support the estimation of mineral resources.

It is the authors’ opinion that the sample preparation, security, and analytical procedures were in keeping with industry practice and are adequate for the purposes of this report.

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9.0	DATA VERIFICATION

9.1 Drill Data

Anfield has obtained radiometric and chemical assays and from U.S. Atomic Energy Commission’s exploration program OFR70-348 for vanadium and uranium values, respectively, from those holes drilled by the USGS on behalf of the Raw Materials Division of the AEC. Logs for boreholes drilled by USEC and Energy Fuels were obtained by claim acquisition, and the uranium intercept values from the logs for boreholes drilled by Homeland Uranium were available in the public domain.

The authors audited the OFR70-348 data from copies of the original documents and re-extracted the intercept data for comparison to the existing database acquired by Anfield in acquisition from UEC. Where data in the database was missing compared to the original Geologic and Assay Logs from the USGS that data was taken into the database. Few present inconsistencies in the UEC database were explainable by data entry error and corrected to match the original document data.

The veracity of the OFR70-348 documents was confirmed to the authors by location of multiple duplicate originals from a separate USGS file collection. The separate USGS documents were found to be identical between the USGS data set and the one provided by Anfield for 5 holes that occurred in both data sets. The 5 identical holes are: DV-5A, DV-39, DV-40, DV-41, DV-42.

A total of 312 holes are known to be within or proximal to the Slick Rock project area. Of that total, 27 of these holes had locations but no other data leaving 285 drill holes upon which to build a database. Of the 285 holes in the database used for resource estimation, 207 were drilled by Union Carbide, 53 by the USGS, 17 by USEC and 4 each by Energy Fuels and Homeland Uranium. Within the 285 drill holes data was available on 346 discrete intercepts distributed between 3 stratigraphically distinct zones.

9.2 Drill Hole Locations

Previous owner, UEC, validated historic drill sites by locating and measuring drill hole locations in the project area using a Trimble GeoXH mapping-grade GPS unit. The authors reconfirmed multiple site locations during their site visit on April 12, 2023. The drill hole database was compared with measured geo-spatial coordinates from the previous field work where physical locations of all available drill holes were found to be consistent with their locations stated in the database.

9.3 Qualified Person’s Opinion on Data Adequacy

Given the consistency of the results from government and private industry drilling, the ability to recover historic information in original form, the ability to locate the drill collars in the field, and the agreement of drill results with nearby mine production, the authors believe the sample data are sufficiently accurate and precise to generate an inferred mineral resource estimate as described in Section 11.

9-1

10.0	MINERAL PROCESSING AND METALLURGICAL TESTING

During the period 1953-1980, there were as many as 24 uranium and uranium/vanadium mills operating in the Colorado Plateau region of Arizona, Utah, Colorado, and New Mexico. The “gold standard” reference for the industry through 1970 was Merritt, 1971. If the vanadium content of the mill feed was sufficiently high, the mill usually had a vanadium byproduct circuit. A notable example was the Navajo mill at Shiprock, NM, built by Kerr-McGee Oil Industries Inc., later acquired by Vanadium Corporation of America and its successor, Foote Mineral Company. For operations without vanadium circuits, a vanadium penalty was sometimes assessed for toll and custom shippers.

The general processing technique employed by most mills was crushing and coarse grinding in rod mills, followed by agitated tank leaching in aqueous sulfuric acid at pH 1.5-2.0 with an oxidant like manganese dioxide or sodium chlorate, solution purification, and precipitation of a uranium oxide product. Early mills recovered uranium from the leached slurry with ion exchange resin beads suspended in mesh baskets, but commercialization of polyacrylamide flocculants allowed later plants to effect separation of the pregnant leach solution from the leached residue by counter-current decantation (“CCD”) in a string of thickeners. By 1970, nearly all plants treated the clarified pregnant leach solution (“PLS”) in solvent extraction (“SX”) circuits using tertiary amine extractants dissolved in a diluent that was usually a high-flash point kerosene.

The plants with vanadium recovery circuits leached at a higher free acid concentration corresponding to pH 0.5-1.5 and recovered vanadium from the uranium SX waste solution (“raffinate”) in another SX circuit with a different extractant, typically an aliphatic phosphoric acid, or with a different concentration in the organic phase of the same extractant.

Overall recoveries of uranium were typically in the range of 93 to 97 percent and vanadium recoveries were 70 to 80 percent, depending on mineralogy and the extent to which soluble losses could be minimized during solid/liquid separation. It is very likely that the Shootaring Canyon mill will be able to achieve at least 96 percent U3O8 recovery, especially given the unusually high average feed grades of 0.24 to 0.29% U3O8 and the high free acid concentration during leaching. The vanadium plant will have the advantage of state-of-art instrumentation and process control and may readily achieve 80% V2O5 recovery.

Anfield has not conducted any metallurgical tests for mineral processing at Slick Rock. Production from this property was processed by UCNC with acceptable recoveries by conventional milling methods for nearly 26 years. Uranium recoveries at the processing mill in Uravan, Colorado, were estimated to be 97 to 98%, and vanadium recoveries at the Rifle, Colorado, processing mill were estimated to be 85% according to personal communication with Curt Sealy, formerly with UCNC and UEC as VP-Strategic Development (Beahm, et al., 2014).

The authors conclude that the mineralized material from the project can be recovered by conventional milling. It is recommended that representative samples of mineralized material either from coring or small-scale mining be obtained for metallurgical testing.

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11.0	MINERAL RESOURCE ESTIMATES

This technical report summary provides estimates of mineral resources on mining claims controlled by Anfield within the Slick Rock District of Colorado. Drill data was available for 285 drill holes. The effective date of the mineral resource estimate is May 6, 2023. Mineral resources for uranium were estimated using the Grade times Thickness (GT) Contour method. Mineral resources for vanadium, associated with uranium, were estimated based on available data relative to the ratio of vanadium to uranium (V:U ratio)

The primary data modeled consist of equivalent uranium values as determined by downhole geophysical logging and reported as eU3O8. Radiometric equilibrium was evaluated, and a disequilibrium factor of 1 was used; no chemical enrichment was applied to the resource estimate. A Preliminary Economic Assessment (PEA), (Beahm et al, 2023) was completed under NI 43-101 requirements and is referenced with respect to reasonable prospects for future economic extraction. However, no economic assessment is included in this Initial Assessment. While mineral resources are not mineral reserves and do not have a demonstrated economic viability, reasonable prospects for future economic extraction were applied to the mineral resource estimate herein through consideration of grade and GT cutoffs and by screening out areas of isolated mineralization which would not support the cost of conventional mining under current and reasonably foreseeable conditions. Through the application of a 0.4 GT cutoff and exclusion of isolated areas of mineralization, the average estimated mined grade is 0. 0.23 % eU3O8.

11.1  Definitions

A Mineral Resource is defined as a concentration of occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a mineral resource are known, estimated, or interpreted from specific geologic evidence and knowledge (CIM, 2014). Mineral resource estimates are classified as Measured, Indicated, or Inferred based on the level of understanding and definition of the mineral resource.

11.2  General Methodology

The mineral resource estimation used was the GT contour method. The GT contour method is used as common practice for Mineral Reserve and Mineral Resource estimates for similar sandstone-hosted uranium projects (“Estimation of Mineral Resources and Mineral Reserves”, adopted by CIM November 23, 2003, p. 51.) It is the opinion of the author that the GT contour method, when properly constrained by geologic interpretation, provides an accurate estimation of contained pounds of uranium.

For Slick Rock drill data, all individual drill hole intercept data meeting or exceeding the minimum reported grades (0.02% eU3O8) were first calculated, individually multiplying the thickness in feet by a average eU3O8 % grade resulting in a sum GT value in feet times % eU3O8 for each intercept. Intercept GT values were summed within each drill hole by zone (host sandstone) and composited to the total thickness within each zone. At 0.4 GT cutoff the average thickness of all intercepts was 4.1 feet, or nominally 4 feet.

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Summed GT and thickness for the summed mineralized intercepts of each zone were then contoured using standard ACAD Civil-3D algorithms creating a three-dimensional surface for GT and thickness in each zone. These surfaces were then bounded based upon the geological interpretation of each deposit. Verification of the contour models was performed by inspection against all the available data prior to calculating the resource estimate. From the contoured GT ranges, the contained pounds of uranium were calculated volumetrically using the Civil-3D surface volumetrics toolset.

Validation of each of the sum GT and sum thickness contour models is performed via inspection of the model contours to all available data prior to resource calculation. All interpolation within the maximum radius of influence is performed via the inverse distance square method from available data when manually constructing contours. Interpolation between manual contours and points is performed by the Civil 3D standard algorithm parameters.

Modelling parameters are dictated by several factors including density of drilling data, deposit characteristics and interpreted geologic model. Mineralization at the Slick Rock project is a stratigraphically controlled, sand-stone hosted uranium/vanadium deposits typical of the Colorado Plateau style of mineralization, as discussed in Section 7 above. Key criteria and assumptions applied in the mineral resource modeling include;

●   Minimum reported grade (% eU3O8)

●   Nominal Thickness (ft)

●   Average grade

●   Maximum Radius of Influence (ft)

●   Radiometric Equilibrium Factor (DEF)

●   Bulk Tonnage Factor (cubic feet per ton)

●   Minimum Sum GT Resource Model Cutoff

●   Nominal minimum average grade at cutoff GT

0.02% eU3O8 4 Feet 0.23% eU3O8 400 Feet 1* 15 0.40 0.10 % eU3O8

  *Refer to Section 9

Minimum grade and thickness criteria are used to define mineralized intercepts for resource modeling purposes. These are applied to each individual mineralized intercept and then to the sum GT of intercept composites are applied to the data prior to contour modeling. Data not meeting these minimum requirements are removed from the modeling data set and have no influence on the contour model other than establishing its boundaries.

Minimum mining thickness is dictated by mining method which in this case is underground random room and pillar. Mine height is typically 7-8 ft with minimum mining thickness of 4 feet requiring split blasting at the working mine face. In the case of Slick Rock, the average thickness was 4.1 feet, or essentially equal to the typical minimum mining thickness, so a minimum thickness was not applied to the drill data.

Maximum radius of influence is influenced by the drilling density and the continuity of the deposit with respect to both the host sands and in situ mineralization.

The minimum sum GT contour resource model cutoff is the primary cutoff criteria applied to the contour model volume as the initial screening of those portions of the model quantities not meeting the criteria for reasonable economic extraction. In addition, individual model areas

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outside the conceptual mine limits not meeting a minimum of 10,000 lbs of eU3O8 resource were excluded from the resource totals as not meeting a minimum expectation of reasonable economic extraction.

It is the opinion of the authors that the resource models are reasonably valid within the mineral resource classification assigned to each area of each project.

11.3 Commodity Price

Uranium does not trade on the open market, and many of the private sales contracts are not publicly disclosed since buyers and sellers negotiate contracts privately.

When determining commodity prices and cut-offs to use for mineral estimates, the Company reviewed current analyst forecasts for commodity prices for uranium and vanadium, including those in Figure 11.1 below.

Figure 11.1 – Commodity Price

Company	Date	2025	2026	2027	2028	2029	LT
B. Riley Securities	01-Feb-24	$97.65	$101.38	$104.89	$107.97	$80.00	$80.00
Bank of America	08-Jan-24	$115.00	$85.00	$75.00	$65.00	$55.00	$55.00
BMO	25-Jun-24	$88.00	$85.00	$85.00	$90.00	$75.00	$75.00
Bell Potter	17-Feb-25	$82.00	$113.00	$125.00	$105.00	$90.00	$90.00
Beacon	21-Jan-25	$75.00	$75.00	$75.00	$75.00	$75.00	$75.00
Canaccord	4-Feb-25	$82.50	$110.00	$90.00	$90.00	$90.00	$90.00
Cantor	2-Feb-24	$130.00	$140.00	$145.00	$150.00	$150.00	$150.00
CIBC	5-Feb-25	$90.00	$95.00	$80.00	$80.00	$80.00	$80.00
Citigroup	4-Jun-24	$110.00	$110.00	$115.00	$115.00	$115.00	$115.00
Cormark	9-Feb-24	$80.00	$80.00	$80.00	$80.00	$90.00	$90.00
Eight Capital	22-Apr-24	$110.00	$120.00	$110.00	$75.00	$75.00	$75.00
Goldman Sachs	01-Apr-24	$90.00	$90.00	$90.00	$90.00	$90.00	$90.00
Haywood	15-Feb-24	$110.00	$110.00	$95.00	$85.00	$85.00	$85.00
HC Wainwright	7-Mar-24	$90.00	$90.00	$90.00	$90.00	$90.00	$90.00
Jeffries	8-Apr-24	$123.00	$110.00	$90.00	$74.00	$65.00	$65.00
Macquarie	25-Jan-24	$90.00	$90.00	$76.30	$76.30	$76.30	$76.30
National Bank	16-Dec-24	$91.00	$103.00	$103.00	$90.00	$85.00	$85.00
Ventum	11-Feb-25	$75.00	$85.00	$85.00	$85.00	$85.00	$85.00
Raymond James	5-Feb-25	$79.53	$83.83	$85.00	$85.00	$85.00	$85.00
RBC	5-Dec-24	$85.00	$95.00	$90.00	$85.00	$100.00	$100.00
Red Cloud	10-Jan-25	$85.00	$90.00	$90.00	$90.00	$90.00	$90.00
Roth Capital	23-Oct-24	$97.50	$100.00	$90.00	$90.00	$90.00	$90.00
Scotia	5-Feb-25	$80.00	$90.00	$95.00	$100.00	$75.00	$75.00
Shaw & Partners	16-Oct-24	$124.00	$150.00	$150.00	$140.00	$120.00	$100.00
SCP	23-Feb-24	$120.00	$100.00	$100.00	$80.00	$80.00	$80.00
TD	5-Feb-25	$83.00	$100.00	$100.00	$100.00	$80.00	$80.00
UBS	12-Dec-24	$78.00	$80.00	$82.50	$82.50	$82.50	$82.50
Analyst Consensus - All (27 Firms)		$94.86	$99.30	$96.17	$91.70	$87.18	$86.44
Analyst Consensus - T6M (14 Firms)		$86.25	$97.85	$95.75	$92.68	$87.68	$86.25

Company	Date	2025	2026	2027	2028	2029	LT
Alliance Global Partners	13-Jan-25	-	-	-	-	-	$8.00
H.C.Wainwright	12-Feb-25	$5.25	$5.25	$5.25	$5.25	$5.25	$5.25
RBC	19-Nov-24	$7.00	$8.00	$8.00	$8.00	$8.00	$8.00
Red Cloud	07-Jan-25	$6.00	$8.00	$8.00	$8.00	$8.00	$8.00
Average		$6.08	$7.08	$7.08	$7.08	$7.08	$7.31

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Future prices for uranium are projected by analysts to be greater than $70 per pound used in the determination of cutoff criteria. Future prices for vanadium reflect the world market and are lower than $12 per pound used in the determination of cutoff criteria. Future prices for U.S. produced vanadium will depend on supply and demand. World vanadium supply in 2024 was driven by Russia, China, South Africa, and Australia. No production in the U.S. was reported for 2023 or 2024 according to the U.S. Geological Survey. With respect to supply, Russia does not provide vanadium to the U.S. and U.S. trade negotiations with China may affect supply. With respect to demand, new Chinese standards for rebar and increased use of vanadium redox flow batteries are expected to increase demand. Historically, vanadium prices have risen dramatically during periods of high demand and restricted supply. Vanadium pentoxide price ranged from $5.45 to $16.40 per pound in the period from 2019 through 2024.The lowest price occurred in 2024 and the highest price in 2019 according to the U.S. Geological Survey. As recently as August 9, 2022, Energy Fuels Inc. announced their Q2-2022 results which states; ‘As a result of strengthening vanadium markets, during the six months ended June 30, 2022, the Company sold approximately 575,000 pounds of V2O5 at a gross weighted average price of $13.44 per pound of V2O5.’ This private sale in the US was well above the world average and is considered by the authors as more representative of domestic sales expected for US production.”

The Company and the QPs believes that these factors, among others, may increase the price for U.S. produced vanadium in future years and has therefore used a using a long-term vanadium price of US$12 per pound.

The Company also notes that applying the analyst projected long-term commodity prices for uranium and vanadium, Figure 11.1, to gross valuation of the mined material used in the evaluation of cutoff criterion, the variation in gross value diminished by a 5% for the Slick Rock, 2% for West Slope, and increased by 13% for Velvet-Wood. Such variances do not materially affect the cutoff determinations and criterion used in the mineral resource estimates.

By their nature, all commodity price assumptions are forward-looking. No forward-looking statement can be guaranteed, and actual future results may vary materially.

11.4 Reasonable Prospects for Economic Extraction and Cutoff Criteria

For this report underground mining using a random room and pillar configuration has been assumed for all sites. The random room and pilar mining method is commonly used for similar projects throughout the Colorado Plateau. Mined material would be hauled to and processed at Anfield’s Shootaring Canyon mill as discussed in Section 11.5.3 Mineral Processing.

Mining will be accomplished via random room and pillar mining methods using single boom jumbo drills for face blast holes drilling and 2 cubic yard Load-Haul-Dump mining equipment (LHD) used to help maintain clean mucking of mineralized material and of waste. Because of the variable grades, numerous headings are needed to maintain a consistent grade to the mineralized material stockpiles and to achieve the desired tonnage.

Conceptual CAPEX and OPEX estimates have been completed for the Slick Rock uranium project with mineral processing via the Shootaring Canyon Mill (Mill) and were publicly disclosed in a previous NI 43-101 report titled “The Shootaring Canyon Mill and Velvet-Wood and Slick Rock Uranium Projects, Preliminary Economic Assessment, NATIONAL INSTRUMENT 43-101”, dated May 6, 2023 (Beahm, et al 2023). CAPEX estimates for underground mine

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equipment, pre-production expenditures, and surface facilities were based on InfoMine™ cost data. Mine OPEX was based on InfoMine™ cost data, Bureau of Labor Statistics for Utah and Colorado (through 2021), and haulage costs to the Mill based on use of existing roads and highways and data from the American Transportation Research Institute (ATRI) and the Energy Information Administration (EIA). CAPEX and OPEX for the Mill were based on an updated evaluation by the authors of a pre-feasibility study for refurbishing the uranium mill by Lyntek completed in 2008, and the addition of a vanadium circuit.

Estimated Capital Expenditures (CAPEX) include:

●	Pre-production expenses related to engineering design, metallurgical testing, and permitting.
●	Mine facilities and equipment.
●	Direct processing plant refurbishing costs.
●	Tailings related costs.

Estimated Operating Expenditures (OPEX) include:

●	Direct mining costs.
●	Haulage and handling costs for delivery of mined and stockpiled material to the Mill.
●	Direct mineral processing costs.
●	Reclamation and bonding costs.
●	Royalties and taxes.

The Cutoff criterion for estimation of mineral resources considers minimum grade, minimum thickness and the combination of these criteria as the grade thickness product (GT). In addition to the cutoff criterion applied, individual areas of mineralization were evaluated for economic extractability based on the costs of driving a 10ft x 10 ft drift into the mineral from the closest adjacent area of grade. Isolating pods not meeting break-even returns were excluded from the mineral resource estimate. The minimum GT cutoff used in the mineral resource estimate was 0.40 GT. At a diluted 4-foot thickness this equates to an average grade of 0.10 %eU3O8. Applying the minimum GT criterion and additional economic restraints, discussed herein, the estimated average mine grade for the Slick Rock project is 0.23 %eU3O8.

In practice, due to the configuration and variability of the deposits, minimum mining thickness and width, and restraints on mining selectivity, mineralized material will be removed from the mine which will not meet grade for immediate haulage and processing. However, this material has future economic value if it meets or exceeds marginal forward costs and will be stockpiled at the mine site for future haulage and processing. Whereas mining costs will be allocated to the mined material meeting grade for immediate haulage and processing, the value of the stockpiled lower grade material and/or lower grade material left in the mine is based on the price of the recovered products, less the any additional mining or handling costs, haulage costs, processing costs, and other direct costs including royalites and taxes but would not include write-off of CAPEX, reclamation costs. In this case the mineralized material at the minimum cutoff GT would breakeven. Table 11-1 provides the basis for the minimum GT cutoff based on marginal forward costs and demonstrates that applying the minimum GT cutoff and other economic restraints the mineral resource estimated herein has Reasonable Prospects of Future Economic Extraction.

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Table 11.1 - Cutoff Calculation

OPEX	Marginal Forward Cost $/ton	Fully Loaded Costs $/ton

Mining	$124.00	$124.00

Haulage	$23.00	$23.00

Mineral Processing	$69.70	$69.70

Reclamation Mine		$9.69

Taxes and Royalties	$21.74	$50.00

Total OPEX	$238.44	$276.39

CAPEX

Individual mine ($25,300 m USD)		$15.21

Mill ($64,800 m USD/3,756 m tons total*)	$-	$17.25

Total CAPEX	$-	$32.47

Total Cost per Ton	$113.08	$308.86

Value at minimum GT	$236.80

Value at average mined grade		$544.64

Difference - Value less Cost	$(1.64)	$235.78

Notes:

4 ft minimum thickness

$70 Uranium, 92% recovery

$12 Vanadium, 75% recovery

Minimum GT 0.4 = Grade 0.10 % U3O8, V:U ratio 6

Average Grade 0.23 % U3O8

*Total tons includes West Slope, Velvet-Wood, and Slick Rock mines feeding the Mill

Based on the depths of mineralization, continuity of mineralization, grade, thickness and GT, it is the author’s opinion that the mineral resources at the project can be reasonably and economically recovered through underground mining methods coupled with haulage to and conventional mineral processing at Anfield’s Shootaring Mill. This opinion considers a variety of additional technical and economic factors as follows.

11.5  Additional Factors

11.5.1 Site Infrastructure

Areas adjacent to Slick Rock, including the Burro Mine, have been previously mined using random room and pillar mining methods. From the surface the site is accessible via existing roads and is crossed by regional power lines and gas pipeline. Site access roads will require construction and maintenance of secondary access roads. Site electrical needs and service will require evaluation and upgrading.

11.5.2 Mining Methods

Mining will consist of random room and pillar mining methods with shaft and decline access as was previously employed for underground uranium mining at these sites and throughout the Colorado Plateau. The characteristics of the West Slope mineral deposits are compatible with this method in that their mineralization is generally tabular with some moderate rolls, low to moderate dip, and good rock strength with respect to both roof and floor. The randomness of the room and pillar extraction is due to the variations in uranium grade and thickness

11-6

encountered. Typically, mining will follow mineralization through underground long-hole drilling in advance of mining, face sampling, and geologic mapping concurrent with mining. Pillars are left where the mineralization is weaker in terms of concentration and/or thickness; however, in some cases temporary roof support will be necessary. The nature of mineralization lends itself to a high extraction rate but requires selective mining.

11.5.3 Mineral Processing

For this report, it is assumed that mineral processing will take place at Anfield’s mineral processing facility, the Shootaring Canyon Mill (Mill), which lies approximately 200 miles from Slick Rock.

The Mill was licensed and constructed by Plateau Resources and has had a succession of owners including US Energy and Uranium One prior to Anfield’s acquisition. The Mill was constructed by Plateau Resources and operated briefly in 1982. The Mill has not been decommissioned and has been under care and maintenance since cessation of operations.

Anfield purchased the Mill along with other conventional uranium assets from Uranium One including the Velvet-Wood project in August 2015.

The Mill is located in Garfield County Utah approximately 52 miles south of Hanksville, Utah in Township 36 South, Range 11 East, Sections 3 and 4 and Township 35 South, Range 11 East, Sections 33 and 34 at approximate Latitude 37o 43’ 00” North and Longitude 110o 41’ 00” West. The Mill is located on lands which are split estate, with the surface estate being fee land held by Anfield, and the mineral estate being Utah State Trust Land held by Anfield through two mineral leases totaling approximately 905 acres of surface and mineral fee lands.

The Mill has a Radioactive Materials License (RML) that is administrated by the UDEQ- DWMRC. This license currently authorizes possession of byproduct material (tailings and other milling wastes) and reclamation activities only. A license amendment to return to operational status is needed as are capital improvements. The license amendment was submitted to UDEQ in April 2024 and is under review. The issuer expects the license amendment to be approved late this year or early 2026.

The Mill was originally designed, constructed and operated to only recover uranium. Current designs for refurbishment of the mill would add a vanadium recovery circuit, and upgrade the tailings disposal facility to current standards.

The Mill will utilize sulfuric acid in the leaching process and solvent extraction for uranium and vanadium recovery. The products will be dried yellowcake, U3O8, and vanadium pentoxide, V2O5. Estimated metallurgical recoveries for uranium and vanadium are 92% and 75%, respectively.

11.5.4 Environmental Compliance and Permitting

Slick Rock will require a new mine permit for mine operations from Colorado Division of Reclamation, Mining, and Safety (DRMS) and Bureau of Land Management (BLM).

Slick Rock is located in the “West End” of San Miguel County. Mining in the “West End” is consistent with County land use plan. Similar mining projects in the area have met with a mixture of local support and objections from NGOs.

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11.6 Confidence Classification of Mineral Resource Estimate

Uranium and Vanadium mineral resources for the Slick Rock Uranium Projects are summarized Section 11.7. In the opinion of the authors, the drill spacing at Slick Rock is sufficient to support classification mineral resource as indicated and inferred. However, due to the lack of recent confirmatory drilling and sampling, as of the effective date of the mineral resource estimate, the authors consider the uranium and vanadium mineral resource estimates reported here as Inferred Mineral Resources.

While mineral resources are not mineral reserves and do not have demonstrated economic viability, reasonable prospects for future economic extraction were applied to the mineral resource estimate herein through consideration of grade and GT cutoffs and by screening out areas of isolated mineralization which would not support the cost of conventional underground mining under current and reasonably foreseeable conditions. All areas of resource falling below the screening criteria for reasonable economic prospects are shown in Figures 11.2, 11.3, and 11.4 as gray hatching.

Vanadium grade was estimated using documented mine production and comparative review of the limited number of intercepts assayed for vanadium content. The Slick Rock Project is located within the Uravan Mineral Belt which was defined as early as 1952 by the USGS as an elongated area in southwestern Colorado wherein uranium-vanadium deposits in the Salt Wash Member of the Morrison Formation are concentrated (Chenoweth, 1981). The district was first mined for radium and later vanadium. Early geologic reports (Garrels and Larsen, 1959) refer to the mineral deposits in the Salt Wash Member of the Morrison Formation as “vanadium-uranium deposits with the V:U ratio between 5:1 and 10:1 in the Uravan mineral belt of western Colorado.” Chenoweth further states that the Uravan area produced 14,675,000 tons with average grades of 1.24% V2O5 and 0.24% U3O8, or a V:U ratio of 5.2:1 (Chenoweth, 1981). Production from the Slick Rock District is reported as approximately 9,000 tons of U3O8 and 50,000 tons of V2O5 or a V:U ratio of 6:1.

It is the author’s opinion that relying on the V:U ratio demonstrated by documented mine production is reliable and consistent with industry practice. The authors recommend use of a V:U ratio of 6:1 for estimating the Slick Rock vanadium mineral resource.

11.7 Mineral Resource Statement

Mineral resources were estimated by zone or horizon, based on geologic interpretation and correlation at a cutoff of 0.40 ft% GT is shown in the respective tables.

11.7.1 Risk Factors That May Affect the Mineral Resource Estimate

Factors that may affect the mineral resource estimate include:

●	assumptions as to forecasted uranium price.
●	changes to the assumptions used to generate the GT cutoff.
●	changes to future commodity demand.
●	variance in the grade and continuity of mineralization from what was interpreted by drilling and estimation techniques.
●	density assignments.
●	assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits and maintain the social license to operate.

11-8

Mineral resources do not have demonstrated economic viability, but they have technical and economic constraints applied to them to establish reasonable prospects for economic extraction. The geological evidence supporting inferred mineral resources is derived from adequately detailed and reliable exploration, sampling and testing, and is sufficient to reasonably assume geological and grade continuity.

The QP expects that the majority of the inferred and indicated mineral resources could be upgraded to indicated and measured mineral resources, respectively, with additional drilling. Larger inferred and indicated resources may also be quantified with further evaluation of current Project economics.

11.7.2 QP Opinion on the Mineral Resource Estimate

In the opinion of the authors, the data available for the Project is sufficiently reliable for estimation of mineral resources for the purpose of this IA.

11.7.3 Mineral Resource Summary

This report summarizes mineral resource for the Slick Rock project with mineral processing at a common facility, the Shootaring Canyon Mill. The total estimated uranium mineral resources are summarized in Table 11.2. The associated vanadium mineral resources which will be mined as a co-product are summarized in Table 11.3.

Table 11.2 - Slick Rock Uranium Mineral Resource Summary*

Area/Classification	GT Cutoff	Thousand Pounds eU3O8	Thousand Tons	Avg Grade %eU3O8
TOTAL INFERRED MINERAL RESOURCE URANIUM	0.40	7,858	1,749	0.23

Notes:

Notes:

1: S-K 1300, NI 43-101, and CIM definitions were followed for definition of Mineral Resources

2: In Situ Mineral Resource are estimated at minimum GT cut-off of 0.40 (4 ft. of 0.10% eU3O8), with a Vanadium to Uranium Ratio 6 :1

3: Mineral Resources are estimated using a long-term Uranium price of US$70 per pound and a Vanadium price of US$ 12 per pound. Refer to Section 11.3.

4: Bulk density is 0.07 tons/ft3 (15 ft3/ton)

5. Metallurgical Recovery Uranium 92%, Vanadium $75%

6. Estimated grades are based on underground mining and reflect mine dilution

7: Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability

8: Numbers may not add due to rounding

9. Pounds and tons as reported are rounded to the nearest 1,000

10. “GT cutoff” is a marginal cutoff grade and is based on costs for mining, haulage, mineral processing, and taxes and royalties but does not include, reclamation and capital expenditure write-off as these costs are borne by the primary mined material. Refer to Section 11.4

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Table 11.3 - Slick Rock Vanadium Mineral Resource Summary*

Area/Classification	GT cutoff (Based on Uranium)	V:U Ratio	Thousand Pounds V2O5	Thousand Tons	Avg Grade %V2O5
TOTAL INFERRED MINERAL RESOURCE VANADIUM	0.30	6:1	47,148	1,749	1.35

Notes:

Notes:

1: S-K 1300, NI 43-101, and CIM definitions were followed for definition of Mineral Resources

2: In Situ Mineral Resource are estimated at minimum GT (uranium) cut-off of 0.40 (4 ft. of 0.10% eU3O8), with a Vanadium to Uranium Ratio 6 :1

3: Mineral Resources are estimated using a long-term Uranium price of US$70 per pound and a Vanadium price of US$ 12 per pound. Refer to Section 11.3.

4: Bulk density is 0.07 tons/ft3 (15 ft3/ton)

5. Metallurgical Recovery Uranium 92%, Vanadium $75%

6. Estimated grades are based on underground mining and reflect mine dilution

7: Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability

8: Numbers may not add due to rounding

9. Pounds and tons as reported are rounded to the nearest 1,000

10. “GT cutoff” is a marginal cutoff grade and is based on costs for mining, haulage, mineral processing, and taxes and royalties but does not include, reclamation and capital expenditure write-off as these costs are borne by the primary mined material. Refer to Section 11.4

1: S-K 1300, NI 43-101, and CIM definitions were followed for definition of Mineral Resources

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11.8 Mineral Resource Figures

Figure 11.2 - Slick Rock Zone A GT Map

D.O.E. LEGACY SITE
Historic Mine Workings
AREAS NOT MEETING REASONABLE ECONOMIC EXTRACTION CRITERIA
Sum GT Table
Minimum GT | Maximum GT | Color
0.30 | 0.50
0.50 | 0.75
0.75 | 1.00
1.00 | 1.50
1.50 | 2.00
2.00 | 2.50
2.50 | 3.00
3.00 | 3.50
3.50 | 4.00
4.00 | 4.50
4.50 | 5.00
5.00 | 6.00
6.00 | 7.00
7.00 | 10.00
LEGEND
Project Area
Drill Hole
AREAS NOT MEETING REQUIREMENTS FOR REASONABLE ECONOMIC PROSPECTS

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Figure 11.3 - Slick Rock Zone B GT Map

D.O.E. LEGACY SITE
Historic Mine Workings
AREAS NOT MEETING REASONABLE ECONOMIC EXTRACTION CRITERIA
Sum GT Table
Minimum GT
Maximum GT
Color
0.30 0.50
0.50 0.75
0.75 1.00
1.00 1.50
1.50 2.00
2.00 2.50
2.50 3.00
3.00 3.50
3.50 4.00
4.00 4.50
4.50 5.00
5.00 6.00
6.00 7.00
7.00 10.00
LEGEND
Project Area
Drill Hole
AREAS NOT MEETING REQUIREMENTS FOR REASONABLE ECONOMIC PROSPECTS

11-12

Figure 11.4 - Slick Rock Zone C GT Map

D.O.E. LEGACY SITE
Historic Mine Workings
AREAS NOT MEETING REASONABLE ECONOMIC EXTRACTION CRITERIA
Sum GT Table
Minimum GT | Maximum GT | Color
0.40 | 0.50
0.50 | 0.75
0.75 | 1.00
1.00 | 1.50
1.50 | 2.00
2.00 | 2.50
2.50 | 3.00
3.00 | 3.50
3.50 | 4.00
4.00 | 4.50
4.50 | 5.00
5.00 | 6.00
6.00 | 7.00
7.00 | 10.00
LEGEND
Project Area
Drill Hole
AREAS NOT MEETING REQUIREMENTS FOR REASONABLE ECONOMIC PROSPECTS

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12.0	MINERAL RESERVE ESTIMATES

This section is not relevant to this IA.

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13.0	MINING METHODS

This section is not relevant to this IA.

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14.0	PROCESSING AND RECOVERY METHODS

This section is not relevant to this IA.

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15.0	INFASTRUCTURE

This section is not relevant to this IA.

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16.0	MARKET STUDIES

This section is not relevant to this IA.

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17.0  ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS

This section is not relevant to this IA.

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18.0	CAPITAL AND OPERATING COSTS

This section is not relevant to this IA.

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19.0	ECONOMIC ANALYSIS

This section is not relevant to this IA.

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20.0	ADJACENT PROPERTIES

There are no adjacent properties which are not already held by Anfield Energy or its subsidiaries that are considered relevant to this IA.

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21.0	OTHER RELEVANT DATA AND INFORMATION

The authors are not aware of any other relevant data or information that would materially change the overall conclusions of this report.

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22.0	INTERPRETATION AND CONCLUSIONS

22.1 Conclusions

This report summarizes mineral resources for the Slick Rock mine with mineral processing at the Shootaring Canyon Mill. The total estimated uranium and vanadium mineral resources are discussed in Section 11.

The Project is located in San Miguel County, Southwest Colorado, approximately 23.9 miles north of the town of Dove Creek. Surficial to shallow uranium/vanadium mineralization has been known in the Slick Rock area since the early 1900s (then called the McIntyre district) and was successfully mined through the early 1980s using conventional underground methods. Uranium/vanadium mineralization is hosted by the Upper Jurassic Morrison Formation and is typical of Colorado Plateau-style uranium/vanadium deposits.

The Project contains mineralization which are strata bound and tabular based on available data and descriptions of each deposit in the literature. Both deposits contain uranium and vanadium. Both uranium and vanadium were recovered as co-products during past production.

Project cost estimates are based on a conventional random room and pillar underground mining operation. Mined material would be hauled by truck to the Shootaring Canyon Mill approximately 200 miles from Slick Rock. The mill would be fully refurbished and would process mined material for both uranium and vanadium recovery.

22.2 Risks and Opportunities

It is the authors’ opinion that the technical risks associated are moderate for the following reasons:

●	Portions of the deposit have been successfully mined in the past.
●	Uranium has been successfully extracted from mined material via conventional milling.

The Project does have some risks similar in nature to other mining projects in general and uranium mining projects specially, i.e., risks common to mining projects including:

●	Future commodity demand and pricing.
●	Environmental and political acceptance of the project.
●	Variance in capital and operating costs.
●	Mine and mineral processing recovery and dilution.
●	Risks associated with mineral resource estimates, including the risk of errors in assumptions or methodologies.
●	Continuity of mineralization with respect to thickness and grade may vary.
●	Mining claims are subject to the Mining Law of 1872. Changes in the mining law could affect the mineral tenure.
●	There is a risk that underground conditions at the Slick Rock Mine may limit access to mineral resources.

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The authors are not aware of environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which would materially affect the mineral resource estimates, provided the conditions of all mineral leases and options, and relevant operating permits and licenses are met.

Permitting and Licensing Risks:

●

The BLM could require updated baseline environmental studies and initiate the National Environmental Policy Act (NEPA) process if the updated mine plan deviates significantly from the scope of the currently approved but outdated plan. This could have substantial cost and schedule impacts, as discussed in Section 17.

●

The Colorado Department of Health and/or Utah Department of Environmental Quality - Division of Waste Management and Radiation Control could require a Source Materials License if mine dewatering treatment wastes exceed the minimum quantities identified in 10 CFR §40.22 (more than 150 lbs of material with greater than 0.05% natural uranium), which would incur risks of additional costs and extended schedule.

There are risks associated with any such permitting actions which could affect project schedule and costs. The Slick Rock mine is a brownfield site within the Colorado Plateau which has a long history of uranium and vanadium mining. The mill is an existing facility. The surrounding communities have a long history of working with and for the region’s mining and mineral resource industry, and their support for this project has been strong. Despite expected local support, recent mineral development in the area has received opposition from various Non-Government Organizations (NGOs) and this should be anticipated for the Slick Rock mine.

Readers are cautioned that any estimate of forward cost or commodity price is by its nature forward-looking. It would be unreasonable to rely on any such forward-looking statements and information as creating any legal rights. The statements and information are not guarantees and may involve known and unknown risks and uncertainties, and actual results are likely to differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward-looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the exploration, development, operation, and closure of mineral properties and processing facilities. Forward-looking statements are subject to a variety of known and unknown risks and uncertainties.

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23.0 RECOMMENDATIONS

The following recommendations relate to potential improvement and/or advancement of the Project and fall within two categories; recommendations to potentially enhance the resource base and recommendations to advance the Project towards development. Both may be conducted contemporaneously.

23.1 Phase 1

The Slick Rock project will require a Phase 1 verification drilling program to confirm the existing database and upgrade the resource category. This would be followed by Phase 2 work, including delineation drilling, updating resource model, and preparation of a PEA update or PFS.

Based on the successful completion of the Phase 1 verification drilling program as shown in Table 23.1 below and a decision to move the Slick Rock Project forward to production, Phase 2 would be recommended as discussed in Section 26.2. Only the Phase 1 verification drilling program is recommended currently for the Slick Rock Project

Table 23.1 - Slick Rock Phase 1: Verification Drilling Cost Estimate

Item	Cost (USD)
Permitting and Reclamation	$20,000
20 Conventional Mud Holes (1,200ft average 24,000 ft total)	$450,000
Site Supervision Including Geological Services	$40,000
Geophysical Logging 20 Holes	$30,000
Road Maintenance	$10,000
Total Phase 1 Cost Estimate	$550,000

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23.2 Phase 2

The Phase 2 recommendations and cost estimates for the Slick Rock Project are provided in Table 23.2.

Table 23.2 - Slick Rock Phase 2: Exploration Drilling Cost Estimate

Item	Cost (USD)

Permitting and Reclamation	$150,000

10 Air Rotary Collars for DDC Tails (800 ft average, 8,000 ft total)	$120,000

10 Diamond Core Tails (200 ft average, 2,000 ft total)	$200,000

40 Conventional Mud Holes (900 ft average 36,000 ft total)	$720,000

Site Supervision Including Geological Services	$200,000

Geophysical Logging 50 Holes (850 ft average)	$120,000

Assay of Core and Drill Chips (2,000 samples by ICP-MS)	$200,000

Metallurgical Heap Leach Testing	$240,000

Resource Model Update, Reporting and Preparation of PFS	$300,000

Road Maintenance	$50,000
Total	$2,300,000

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24.0 REFERENCES

Previous Reports:

The Shootaring Canyon Mill and Velvet Wood and Slick Rock Uranium Projects, Preliminary Economic Assessment National Instrument 43-101” prepared for Anfield Energy Inc. by Douglas L. Beahm, Carl Warren, Harold Hutson, and Terrence McNulty, May 6, 2023

Publications Cited:

Aliakbari, E., Yunis, J., Fraser Institute Annual Survey of Mining Companies 2021, 2021.

Beahm, D.L., “Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas USA” January 2023.

Beahm, D.L., Davis, B., Sim, R., Technical Report for the Slick Rock Project Uranium/Vanadium Deposit, San Miguel County, Colorado, USA, April 2014.

Chenoweth, W.L., “The Uranium-Vanadium Deposits of the Uravan Mineral Belt and Adjacent Areas, Colorado and Utah” New Mexico Geological Society Guidebook, 32nd Field Conference, pp. 165-170, 1981.

Fischer, R.P., Hilpert, L.S., Geology of the Uravan Mineral Belt, 1952.

Grimaldi, Geological Survey and Atomic Energy Commission for the United Nations International Conference on Peaceful Uses of Atomic Energy, Geneva, Switzerland, 1955, pp. 605-606, 1955.

Hunt, C.B., Cenozoic Geology of the Colorado Plateau, U.S. Geological Survey Professional Paper 279, 1956.

IRS, Publication 535, Business Expenses, 2004.

Kelley, V.C., Tectonics of the Region of the Paradox Basin, Guidebook to the Geology of the Paradox Basin, Ninth Annual Field Conference, pp. 31-38, 1958.

Nelson-Moore, J. L., Collins, D. B., Hornbaker, A. L., & Colorado Geological Survey, Denver (USA). Radioactive mineral occurences of Colorado and bibliography, 1978.

Open-file Report 70-348, United States Department of the Interior Geological Survey, 1970.

Page, L.R., Stocking, H.E., & Smith, Harriet B., Contributions to the Geology of Uranium and Thorium by the United States Geological Survey and Atomic Energy Commission for the United Nations International Conference on Peaceful Uses of Atomic Energy, Geneva, Switzerland 1955, U.S. Geological Survey Professional Paper 300, 1956.

Rogers, W.B., Shawe, D.R., Exploration for uranium-vanadium deposits by U.S. Geological Survey 1948-56 in western Disappointment Valley area, Slick Rock district, San Miguel County, Colorado, Miscellaneous Field Studies Map 241, 1962.

Shawe, D.R., Structure of the Slick Rock District and Vicinity, San Miguel and Dolores Counties, Colorado, pp. C-3, 1970.

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Shawe, D. R et. Al, “Uranium-Vanadium Deposits of the Slick Rock District, Colorado,” USGS Professional Paper 576-F, p. 19-20, 27, 2011.

Tyler, Ethridge, “Section 2 Mine Plan, San Juan County, Utah,” January 1983.

U.S. Geological Survey, Mineral Commodity Summaries, 2025

Weeks, A.D., Mineralogy and Oxidation of the Colorado Plateau Uranium Ores, US Geological Survey Paper 300, p. 187-193, 1956.

Weir, D.B., Geologic Guides to Prospecting for Carnotite Deposits on the Colorado Plateau, in U.S. Geological Survey Bulletin 988-B, P. 15-27, 1952.

Williams, P.L., compiler, Geology, Structure, and Uranium Deposits of the Moab Quadrangle, Colorado and Utah, U.S. Geological Survey Misc. Geol. Inv. Map I-360, 2 sheets, scale 1:250,000, 1964.

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25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

The location, extent, and terms relating to mineral tenure were provided by Anfield and were relied upon as defining the mineral holdings of Anfield in the development of this report.

For the purpose of Sections 4, Property Description and Location, Mineral Tenure, and Ownership of this report, the authors have relied on ownership data (mineral, surface, and access rights) provided by Anfield. The accuracy of the information was not verified by the authors. The authors have not researched the property title or mineral rights for the project and express no legal opinion as to the ownership status of the property. However, Anfield provided copies of the mineral claim lease and purchase agreement which were reviewed for content by the authors. All mining claims whether leased, purchased, or located by Anfield were verified as to their validity by searching the BLM online LR2000 web site. BLM lists the mining claims as current.

The terms of the Asset Purchase Agreement with Uranium One (now Uranium Exploration Company, UEC) were provided by Anfield and were relied upon in the development of this report.

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26.0 DATE AND SIGNATURE PAGE

CERTIFICATE OF AUTHOR

I, Douglas L. Beahm, P.E., P.G., do hereby certify that:

1.	I am co-author of the report titled “SLICK ROCK URANIUM PROJECT INITIAL ASSESSMENT”, dated June 12, 2025.
2.	I am the Principal Engineer and President of BRS, Inc., 1130 Major Avenue, Riverton, Wyoming 82501.
3.

I graduated with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines in 1974. I am a licensed Professional Engineer in Wyoming, Colorado, Utah, and Oregon; a licensed Professional Geologist in Wyoming; a Registered Member of the SME.

4.

I have worked as an engineer and a geologist for over 50 years. My work experience includes uranium exploration, mine production, and mine/mill decommissioning and reclamation. Specifically, I have worked with numerous uranium projects in the US and abroad.

5.	I was last present at the site on February 14, 2023.
6.

I am not fully independent of the issuer. While Anfield is but one of many clients for whom BRS Inc. provides consulting services, I also serve as Anfield’s Chief Operating Officer on a contractual basis. I hold no stock or other financial interest in Anfield.

7.	I do have prior working experience on the property as stated in the report.
8.

I have read the definition of “qualified person” set out in Subpart 1300 of Regulation S-K (S-K 1300) and certify that by reason of my education, professional registration, and relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of S-K 1300.

Dated this 12th day of June 2025

Signed and Sealed

Douglas L. Beahm, PE, PG, SME Registered Member

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CERTIFICATE OF AUTHOR

CARL DAVID WARREN

I, Carl David Warren, P.E., P.G., do hereby certify that:

1.	I am co-author of the report titled “SLICK ROCK URANIUM PROJECT INITIAL ASSESSMENT”, dated June 12, 2025.
2.	I am a Project Engineer for BRS Engineering Inc., located in Riverton Wyoming, at 1130 Major Ave.
3.

I graduated with a Bachelor of Science in Geological Engineering from the Colorado School of Mines in 2009 and have a Master of Science Degree in Nuclear Engineering from the Colorado School of Mines in 2013. I am Licensed Professional Engineer in the State of Wyoming.

4.

I have worked as both an engineer and a geologist for a cumulative 14 years and have over 17 years of working experience in the mining industry. My relevant work experience includes underground mining, ore control, geological mapping, core logging and data management, uranium exploration, and uranium resource modelling.

5.	I was last present at the site on March 11, 2025.
6.	I am independent of the issuer. I hold no stock, options or have any other form of financial connection to Anfield.
7.	I do not have prior working experience on the property.
8.

I have read the definition of “qualified person” set out in Subpart 1300 of Regulation S-K (S-K 1300) and certify that by reason of my education, professional registration, and relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of S-K 1300.

Dated this 12th day of June 2025

Signed and Sealed

Carl David Warren P.E. P.G.